Confidential Treatment Requested by Inhibrx Biosciences, Inc.
Pursuant to 17 C.F.R. Section 200.83
This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.
As confidentially submitted to the Securities and Exchange Commission on March 4, 2024.
File No.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1
TO
FORM 10

GENERAL FORM FOR REGISTRATION OF SECURITIES
Pursuant to Section 12(b) or (g) of
The Securities Exchange Act of 1934

Inhibrx Biosciences, Inc.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization) 11025 N. Torrey Pines Road, Suite 140 La Jolla, California (Address of principal executive offices)	99-0613523 (I.R.S. Employer Identification No.) 92037 (Zip Code)
(858) 795-4220
(Registrant’s telephone number, including area code)

Securities to be registered pursuant to Section 12(b) of the Act:
Title of each class to be so registered	Name of each exchange on which each class is to be registered
Common stock, par value $0.0001 per share	The Nasdaq Stock Market LLC
Securities to be registered pursuant to Section 12(g) of the Act: None
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.
Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☐	Smaller reporting company ☒
Emerging growth company ☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.   ☒

INFORMATION REQUIRED IN REGISTRATION STATEMENT CROSS REFERENCE SHEET BETWEEN ITEMS OF FORM 10 AND THE ATTACHED INFORMATION STATEMENT.
Certain information required to be included herein is incorporated by reference to specifically identified portions of the body of the information statement filed herewith as Exhibit 99.1 (the “Information Statement”). None of the information contained in the Information Statement shall be incorporated by reference herein or deemed to be a part hereof unless such information is specifically incorporated by reference.
Item 1.   Business.
The information required by this item is contained under the sections “Information Statement Summary,” “Business” and “Where You Can Find More Information” of the Information Statement. Those sections are incorporated herein by reference.
Item 1A. Risk Factors.
The information required by this item is contained under the sections “Information Statement Summary — Summary of Risk Factors” and “Risk Factors” in the Information Statement. Those sections are incorporated herein by reference.
Item 2.   Financial Information.
The information required by this item is contained under the sections “Capitalization,” “Unaudited Pro Forma Condensed Consolidated Financial Statements,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Index to Consolidated Financial Statements” and the financial statements referenced therein of the Information Statement. Those sections are incorporated herein by reference.
Item 3.   Properties.
The information required by this item is contained under the section “Business — Properties” of the Information Statement. That section is incorporated herein by reference.
Item 4.   Security Ownership of Certain Beneficial Owners and Management
The information required by this item is contained under the section “Principal Stockholders” of the Information Statement. That section is incorporated herein by reference.
Item 5.   Directors and Executive Officers.
The information required by this item is contained under the section “Corporate Governance and Management” of the Information Statement. That section is incorporated herein by reference.
Item 6.   Executive Compensation.
The information required by this item is contained under the sections “Director Compensation” and “Executive Compensation” of the Information Statement. Those sections are incorporated herein by reference.
Item 7.   Certain Relationships and Related Transactions, and Director Independence.
The information required by this item is contained under the sections “Certain Relationships and Related Party Transactions,” “Principal Stockholders” and “Corporate Governance and Management —  Director Independence” of the Information Statement. Those sections are incorporated herein by reference.

Item 8.   Legal Proceedings.
The information required by this item is contained under the sections “Business — Legal Proceedings” and “Index to Consolidated Financial Statements — Notes to Consolidated Financial Statements — Note 9, Commitments and Contingencies — Litigation” of the Information Statement. Those sections are incorporated herein by reference.
Item 9.
Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters.

The information required by this item is contained under the sections “Questions and Answers About the Separation and Distribution,” “Information Statement Summary,” “Risk Factors,” “The Separation and Distribution,” “Dividend Policy,” “Corporate Governance and Management,” “Shares Eligible for Future Sale” and “Description of Our Capital Stock” of the Information Statement. Those sections are incorporated herein by reference.
Item 10.
Recent Sales of Unregistered Securities.

Inhibrx Biosciences, Inc., the registrant, was incorporated on January 8, 2024 under the laws of the State of Delaware under the name Ibex SpinCo, Inc. On January 8, 2024, Inhibrx, Inc. acquired 100 shares of common stock of the registrant for a nominal capital contribution.
Item 11.
Description of Registrant’s Securities to be Registered.

The information required by this item is contained under the sections “Questions and Answers About the Separation and Distribution,” “The Separation and Distribution” and “Description of Our Capital Stock” of the Information Statement. Those sections are incorporated herein by reference.
Item 12.
Indemnification of Directors and Officers.

The information required by this item is contained under the section “Indemnification of Directors and Officers” of the Information Statement. That section is incorporated herein by reference.
Item 13.
Financial Statements and Supplementary Data.

The information required by this item is contained under the sections “Unaudited Pro Forma Condensed Consolidated Financial Statements” and “Index to Consolidated Financial Statements” and the financial statements referenced therein of this Information Statement. Those sections are incorporated herein by reference.
Item 14.
Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.
Item 15.
Financial Statements and Exhibits.

(a)   Financial Statements
The information required by this item is contained under the section “Index to Consolidated Financial Statements” beginning on page F-1 of the Information Statement. That section is incorporated herein by reference.

(b)   Exhibits
The following documents are filed as exhibits hereto:
Exhibit	Description
2.1^	Agreement and Plan of Merger, dated January 22, 2024, by and among Inhibrx, Inc., Aventis, Inc. and Art Acquisition Sub, Inc. (incorporated by reference to Exhibit 2.1 of Inhibrx, Inc.’s Current Report on Form 8-K (File No. 001-39452) filed on January 23, 2024).
2.2^	Separation and Distribution Agreement, dated January 22, 2024, by and among Inhibrx, Inc., the registrant and Aventis Inc. (incorporated by reference to Exhibit 2.2 of Inhibrx, Inc.’s Current Report on Form 8-K (File No. 001-39452) filed on January 23, 2024).
3.1	Form of Certificate of Incorporation of the registrant.
3.2	Form of Bylaws of the registrant.
4.1	Form of Warrant to Purchase Stock.
10.1	Form of Transition Services Agreement, by and between Inhibrx, Inc. and the registrant.
10.2	Form of Indemnification Agreement.*
10.3	Form of Registration Rights Agreement, by and among the registrant and the holders of the registrant’s warrants.*
10.4	Employment Agreement by and between the registrant and Mark Lappe.*
10.5	Employment Agreement by and between the registrant and Brendan Eckelman, Ph.D.*
10.6	Employment Agreement by and between the registrant and Kelly Deck.*
10.7	2024 Omnibus Incentive Plan.*
10.8	Form of Stock Option Grant Notice under the 2024 Omnibus Incentive Plan.*
10.9	Form of Restricted Stock Unit Agreement under the 2024 Omnibus Incentive Plan.*
10.10†	License Agreement, dated December 20, 2018, by and between Inhibrx, Inc. and bluebird bio, Inc. (incorporated by reference to Exhibit 10.18 of Inhibrx, Inc.’s Form S-1 (File No. 333-231907) filed on June 3, 2019).
10.11†	Option and License Agreement, dated June 9, 2020, by and between Inhibrx, Inc. and bluebird bio, Inc. (incorporated by reference to Exhibit 10.27 of Inhibrx, Inc.’s Form S-1 (File No. 333-240135) filed on July 28, 2020).
10.12†	License Agreement, dated June 21, 2017, by and between Transcenta Holding Ltd. and Inhibrx, Inc. (incorporated by reference to Exhibit 10.13 of Inhibrx, Inc.’s Form S-1 (File No. 333-231907) filed on June 3, 2019).
10.13†	License Agreement, dated April 30, 2018, by and between Elpiscience Biopharmaceuticals, Inc. and Inhibrx, Inc. (incorporated by reference to Exhibit 10.17 of Inhibrx, Inc.’s Form S-1 (File No. 333-231907) filed on June 3, 2019).
10.14†	License Agreement, dated July 1, 2013, by and between INBRX 103, LLC and Celgene Corporation (incorporated by reference to Exhibit 10.11 of Inhibrx, Inc.’s Form S-1 (File No. 333-231907) filed on June 3, 2019).
10.15	Amendment to License Agreement, dated November 23, 2018, by and among INBRX 103, LLC, Celgene Corporation and Inhibrx, Inc. (incorporated by reference to Exhibit 10.12 of Inhibrx, Inc.’s Form S-1 (File No. 333-231907) filed on June 3, 2019).
21.1	List of Subsidiaries (incorporated by reference to Exhibit 21.1 of Inhibrx, Inc.'s Form S-1 (File No. 333-231907) filed on June 3, 2019).
99.1	Preliminary Information Statement.
99.2	Form of Notice of Internet Availability of Information Statement Materials.*

*
To be filed by amendment.

^
Certain exhibits and schedules have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The Company agrees to furnish supplementally to the SEC a copy of any omitted exhibits or schedules upon request. Pursuant to Item 601(a)(6) of Regulation S-K, certain information from this exhibit have been redacted as their disclosure would constitute a clearly unwarranted invasion of personal privacy.
†
Pursuant to Item 601(b)(10) of Regulation S-K, certain confidential portions of this exhibit have been omitted by means of marking such portions with asterisks as the identified confidential portions (i) are not material and (ii) would be competitively harmful if publicly disclosed.

SIGNATURES
Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.
Inhibrx Biosciences, Inc.
By:
Name:
Title:
Date: , 2024